DONEGAL GROUP INC.
1195 River Road
Marietta, Pennsylvania 17547

September 12, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Donegal Group Inc.
File No.: 333-281858
Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Donegal Group Inc., or the Company, requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-281858) be accelerated to 11 a.m. on Tuesday, September 17, 2024, or as soon thereafter as practicable.

Sincerely,

DONGAL GROUP INC.

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller,
Executive Vice President and Chief Financial Officer